Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

CHANGE OF COMPANY SECRETARY

AND PROCESS AGENT

The board of directors (the “Board”) of XPeng Inc. (the “Company”, together with its subsidiaries and consolidated variable interest entities, the “Group”) hereby announces that Ms. Ming Wai Mok (“Ms. Mok”) has tendered her resignation as the joint company secretary of the Company and the agent for the acceptance of service of process and notices on behalf of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and for the purpose of accepting services of process and notices on behalf of the Company in Hong Kong under Rule 19.05(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (the “Process Agent”) and will take effect from July 7, 2024. Ms. Mok has confirmed that she has no disagreement with the Board and the Company and there is no matter relating to her resignation as the joint company secretary of the Company that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to express its sincere gratitude to Ms. Mok for her contribution to the Company during the tenure of her service.

Following Ms. Mok’s resignation, Mr. Yeqing Zheng (“Mr. Zheng”), the other joint company secretary will remain in office as the sole company secretary of the Company. From the listing of the Class A ordinary shares of the Company on the Stock Exchange on July 7, 2021 (the “Listing Date”), Mr. Zheng has performed his duties as joint company secretary of the Company with the assistance of the other joint company secretary of the Company, Ms. Mok (who fulfils the requirements under Rules 3.28 and 8.17 of the Listing Rules). During the three-year period from the Listing Date, Mr. Zheng has developed a good understanding of the Listing Rules and has obtained relevant experience within the meaning of Rule 3.28 of the Listing Rules and is capable of discharging the duties of the company secretary of the Company independently. The Stock Exchange has confirmed that Mr. Zheng is qualified to act as the company secretary of the Company under Rule 3.28 and 8.17 of the Listing Rules after the expiry of the waiver granted by the Stock Exchange.

The Board further announces that Mr. Wing Yat Christopher Lui has been appointed by the Company as the Process Agent and will take effect from July 7, 2024.

Biographical details of Mr. Zheng

Mr. Yeqing Zheng joined our Group in November 2020 and has since served as the compliance officer of the Group. He has served as the international general counsel of the Group from November 2020 to October 2021. Since October 2021, he has been appointed as the General Counsel of our Group and has since become the head of the legal department of our Group. Prior to joining our Group, Mr. Zheng worked at Sullivan & Cromwell LLP from November 2009 to November 2020, during which he served as an associate and last served as special counsel. Mr. Zheng was admitted to the New York Bar in March 2010. Mr. Zheng received his juris doctor degree from Yale University in June 2009, his master of environmental management degree from Yale University in May 2006, and his bachelor of environmental engineering degree from Tsinghua University in July 2004.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, July 5, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only